MIRION TECHNOLOGIES, INC.
1218 Menlo Drive
Atlanta, Georgia 30318

November 22, 2022

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Mirion Technologies, Inc.
Registration Statement on Form S-3
File No. 333-268445
Ladies and Gentlemen:
Mirion Technologies, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on November 28, 2022 at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Bryan M. Quinn of Goodwin Procter LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Bryan M. Quinn of Goodwin Procter LLP, counsel to the Registrant, at (650) 752-3302.
[Signature Page Follows]

Very truly yours,

MIRION TECHNOLOGIES, INC.

By:	/s/ Thomas D. Logan
Name:	Thomas D. Logan
Title:	Chief Executive Officer and Director

Brian Schopfer, Mirion Technologies, Inc.
Emmanuelle Lee, Mirion Technologies, Inc.
Bryan M. Quinn, Goodwin Procter LLP
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